Filed by Eldorado Resorts, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment Corporation

Commission File No. 1-10410

Dear Eldorado Resorts Team Members:

We are writing to share some tremendous news with you that speaks to Eldorado’s ongoing ascent to prominence in the gaming industry. Earlier this morning we announced that we reached an agreement to acquire Caesars Entertainment Corporation (“Caesars”) in a cash and stock transaction valued at approximately $17.3 billion. The acquisition of Caesars is a transformational growth opportunity for Eldorado Resorts, as it will expand our scale and geographic diversification to approximately 60 domestic casino resorts and gaming facilities across 16 states. Our expanded property portfolio will feature approximately 71,000 slot machines or VLTs, approximately 4,000 table games and approximately 51,000 hotel rooms. For more information on this transaction, its terms and required approvals, please see the attached press release we issued this morning.

Over the last five years our Board of Directors and management team have pursued a strategy of increasing the scale and geographic footprint of our company while staying true to our core operating disciplines and unwavering commitment to providing our guests with the best gaming, lodging, entertainment and dining experiences and amenities. As a result we have generated phenomenal growth in our operating results and created value for all of our stakeholders.

Following the close of this transaction, we will leverage the iconic brand power and worldwide recognition of the Caesars name and change the company name to Caesars Entertainment while maintaining our corporate headquarters in Reno. Our senior management and operating teams will retain their current positions and responsibilities for the combined company. While our company’s name will change, our mission to combine excellence in guest service with financial discipline will not. We will continue to focus on providing our guests leading gaming, hotel and food and beverage offerings and top-tier “family-style” service, all of which are hallmarks of the guest experience at our properties, while we simultaneously focus on our core operating strategies to continuously grow operating margins. We are confident that your commitment to excellence, which has been a critical factor in our ability to achieve our corporate goals, will continue to help us perform at the top of the industry both prior to and following the completion of this transaction.

Next Steps

We expect to close the transaction in the first half of 2020, subject to approval by Eldorado Resorts and Caesars shareholders, gaming authorities and other regulatory and customary approvals. Until that time, Eldorado Resorts and Caesars will remain two separate companies and it is business as usual.

Over the coming weeks we expect to assemble a transition team comprised of leaders from both Eldorado Resorts and Caesars that will formulate a plan to best combine and integrate the companies following completion of the transaction. As this process moves forward, we will communicate with you regularly in a timely manner. Please find attached a list of FAQs to help answer some of the questions you may have about this announcement. If you have additional questions, please reach out to your supervisor or General Manager. In the event you receive inquiries from external parties, it is important that we continue to speak with one voice. To that end, any such inquiries must be forwarded to Anthony Carano, President and Chief Operating Officer at acarano@eldoradoresorts.com.

We are proud to share this exciting development with you and we are grateful for the work each of you has done, and will continue to do, to ensure our ongoing success. We hope you share our excitement for the Company’s future as we bring together two industry leaders with strong businesses that will generate significant opportunities for our team members, customers, partners and shareholders.

Sincerely,

Gary Carano Executive Chairman	Tom Reeg Chief Executive Officer	Anthony Carano President & Chief Operating Officer

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Eldorado intends to file with the SEC a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of Eldorado and Caesars that also constitutes a prospectus of Eldorado and Caesars (the “joint proxy statement/prospectus”). Each of Eldorado and Caesars will provide the joint proxy statement/prospectus to their respective stockholders. Eldorado and Caesars also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Eldorado or Caesars may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the joint proxy statement/prospectus (when it becomes available), the registration statement (when it becomes available) and other relevant documents filed by Eldorado and Caesars without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Caesars Entertainment Corporation by mail at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109, Attention: Investor Relations, by telephone at (800) 319-0047, or by going to the Investors page on Caesars’ corporate website at investor.caesars.com.

Certain Information Regarding Participants

Eldorado, Caesars and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Eldorado and Caesars stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Eldorado’s directors and executive officers in Eldorado’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 26, 2019.

Investors may obtain information regarding the names, affiliations and interests of Caesars’s directors and executive officers in Caesars’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 Annual Meeting, which was filed with the SEC on May 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of Eldorado and Caesars and are subject to uncertainty and changes in circumstances. These forward-looking statements include, among others, statements regarding the expected synergies and benefits of a potential combination of Eldorado and Caesars, including the expected accretive effect of the proposed transaction on Eldorado’s results of operations; the anticipated benefits of geographic diversity that would result from the proposed transaction and the expected results of Caesars’ gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals; the expected timing of the completion of the proposed transaction; and the anticipated financing of the proposed transaction. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should,” “will” or similar words intended to identify information that is not historical in nature. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. There is no assurance that the proposed transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include: (a) risks related to the combination of Caesars and Eldorado and the integration of their respective businesses and assets; (b) the possibility that the proposed transaction with Caesars and the real estate transactions with VICI do not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; (c) the risk that the financing required to fund the proposed transaction is not obtained on the terms anticipated or at all; (d) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (e) potential litigation challenging the proposed transaction; (f) the possibility that the anticipated benefits of the proposed transaction, including cost savings and expected synergies, are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; (g) conditions imposed on the companies in order to obtain required regulatory approvals; (h) uncertainties in the global economy and credit markets and its potential impact on Eldorado’s ability to finance the proposed transaction; (i) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (j) diversion of management’s attention from ongoing business operations and opportunities; (k) the ability to retain certain key employees of Eldorado or Caesars; (l) risks associated with increased leverage from the proposed transaction; (m) changes in the value of Eldorado’s common stock between the date of the merger agreement and the closing of the proposed transaction; (n) competitive responses to the proposed transaction; (o) legislative, regulatory and economic developments; (p) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; and (q) additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Eldorado’s and Caesars’s respective most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. The forward-looking statements in this document speak only as of date of this document. These factors are difficult to anticipate and are generally beyond the control of Eldorado and Caesars. Neither Eldorado nor Caesars undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.